EMD Health Center

Resume

Ejaz Haq - Operations

35 years Electrical Engineer, Executive Director Samsung Korea, University of Michigan.

>30 International Patents and >20 Publications.

2 years Telemedicine Clinic Experience.

1999 – Current: CEO Jazio (Semiconductor Patent Licensing Company)

1990 – 1998: Executive Director, Samsung Electronics

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